EXHIBIT 99.11

CONSENT OF KNIGHT PIESOLD LTD

The undersigned hereby consents to reference to our name in the press release of Avalon Rare Metals Inc. (the “Company”) dated April 17, 2013 incorporated in the material change report of the Company dated April 29, 2013 which is incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the tailings management design for the Nechalacho property.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

KNIGHT PIESOLD LTD

/s/ Kevin Hawton
_________________________________
Name: Kevin Hawton
Title: Specialist Engineer/Project Manager

Date: April 29, 2013